UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aptose Biosciences Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number)

Tony Koh
Hanmi Pharmaceutical Co., Ltd.
14 Wiryeseong-Daero, Songpa-Gu
Seoul, Republic of Korea, 05545
+82 (2) 410 0436

with a copy to:

Robert F. Gray, Jr.
Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas
(713) 238 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 03835T200	Schedule 13D/A2	Page 2 of 6

1	NAME OF REPORTING PERSON Hanmi Pharmaceutical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,989,415
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,989,415
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,989,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.02%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on Aptose Biosciences Inc.’s (the “Issuer”) 15,717,701 common shares, no par value, issued and outstanding on March 26, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 26, 2024.

CUSIP No. 03835T200	Schedule 13D/A2	Page 3 of 6

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 12, 2023 by Hanmi Pharmaceutical Co., Ltd. (“Reporting Person”), as amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on February 5, 2024 (“Amended Statement”), with respect to the common shares, no par value (the “Shares”) of Aptose Biosciences Inc., a corporation organized and existing under the laws of Ontario, Canada (the “Issuer”). This Amendment No. 2 is being filed to report that the Issuer and the Reporting Person have entered into the Amended Warrant Certificate (as described in Item 3 below) and the Issuer will obtain a Shareholder Approval (as described in Item 3 below) on or before June 18, 2024.

The items reported below amend the items reported in the Amended Statement. Except as reported herein, all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings assigned to them in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

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Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended to add the following at the end thereof:

The definitive certificate representing the 2,339,181 warrants to acquire Shares (the “Warrants”) pursuant to the January Subscription Agreement (the “Original Warrant Certificate”) was issued by the Issuer to the Reporting Person on January 31, 2024. According to Section 2(f) of the Original Warrant Certificate, the Issuer may not effect any exercise of the Warrants, and the Reporting Person or its assigns may not exercise any portion of the Warrants, to the extent that (among other reasons) after giving effect to such issuance, the Reporting Person, its affiliates and other persons acting as a group with the Reporting Person would beneficially own more than 19.99% of the total Shares outstanding immediately after giving effect to such issuance, unless the Issuer obtains a shareholder approval (the “Shareholder Approval”) for the issuance of Shares upon exercise of the Warrants in excess of such limitation in accordance with Nasdaq Stock Market Rules.

On April 24, 2024, the Issuer and the Reporting Person entered into the Amended and Restated Warrant to Purchase Common Shares (the “Amended Warrant Certificate”), pursuant to which the Original Warrant Certificate was amended and restated to specify that the Issuer will seek and obtain a Shareholder Approval on or before June 18, 2024. If a Shareholder Approval is obtained, the Reporting Person may be allowed to exercise the Warrants in full and, if so exercised, will increase the Reporting Person’s ownership of Shares.

This summary is qualified in its entirety by reference to the Amended Warrant Certificate, a copy of which is filed as Exhibit 99.2 and incorporated by reference herein.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of this Amendment No. 2 are incorporated herein by reference.

(c) Except for the transaction described in response to Item 4 above, which information is hereby incorporated by reference, the Reporting Person has not effected any transactions with respect to the Shares of the Issuer during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference herein.

Except as described or incorporated by reference in this Amendment No. 2 or elsewhere in the Amended Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 03835T200	Schedule 13D/A2	Page 5 of 6

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.2	Amended and Restated Warrant to Purchase Common Shares, dated January 31, 2024

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2024

Hanmi Pharmaceutical Co., Ltd.

By:	/s/ Tony Koh
Name:	Tony Koh
Title:	Head of Global Business Development